[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 3, 2007

VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549-0406
Attn: Peggy Fisher
           Eduardo Aleman

    Re:
    Bausch & Lomb Incorporated
    Preliminary Proxy Statement on Schedule 14A
    Filed July 10, 2007
    File No. 1-04105

Dear Ms. Fisher and Mr. Aleman:

        On behalf of our client Bausch & Lomb Incorporated (the "Company"), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") received by telecopy on July 19, 2007, concerning the preliminary proxy statement (the "Initial Preliminary Proxy Statement") on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") filed by the Company on July 10, 2007. On August 1, 2007, the Company filed an amended preliminary proxy statement ("Amendment No. 1") in response to the Staff's comments and to generally update the information contained therein. Due to certain developments that occurred after the filing of Amendment No. 1, the Company has further revised Amendment No. 1 to reflect such developments and generally update the information contained therein. We enclose two copies of such revised preliminary proxy statement (the "Proxy Statement"), which is being filed with the Commission today, marked to show changes from the Initial Preliminary Proxy Statement.

        For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

1.
We note your disclosure relating to a competing proposal by Advanced Medical Optics that the board has determined is reasonably likely to result in a superior proposal and is apparently still considering. Please tell us whether you intend to mail this proxy statement before the board concludes its ongoing discussions with AMO. If so, update your disclosure to explain to shareholders how you will keep them informed of developments regarding the competing bid and what would happen in the event the board decides to accept the AMO proposal.

  On August 1, 2007, the Company was informed by AMO that it has withdrawn its proposal to acquire the Company. Therefore, the Company's discussions with AMO were concluded on such date.

2.
Revise the disclosure in your Summary Term Sheet to prominently and clearly describe the material terms of the Advanced Medical Optics proposal, including, for example, that your board has determined that the AMO Proposal is reasonably likely to result in a "superior proposal," the significance to shareholders that AMO has been designated as an "excluded party," and that the consideration offered by AMO is $10 more per share than the current offer shareholders are being asked to approve. Also disclose that the board intends to engage in further discussions with AMO if you mail the proxy statement before you concluded discussions.

  Although AMO has withdrawn its offer as described above, we note the Staff's comments, and the Proxy Statement has been revised accordingly on pages 8-9 and 13-14.

3.
Due to its materiality to investors, relocate the discussion regarding the federal income tax consequences to shareholders that result from this cash merger so that it is more prominently disclosed in the summary term sheet—perhaps after the caption "Certain Effects of the Merger" on page 1.

  We note the Staff's comments, and the Proxy Statement has been revised accordingly on page 2.

*    *    *

        Please direct any questions concerning this letter to the undersigned at (212) 403-1206 or Carmen Woo at (212) 403-1138.

Very truly yours,
/s/ Patricia A. Vlahakis
Patricia A. Vlahakis
cc:
Robert B. Stiles, Esq., Bausch & Lomb Incorporated
Robert P. Davis, Esq., Cleary Gottlieb Steen & Hamilton LLP